06014229

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

SUPPL

UNAUDITED INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports March 31, 2006

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.manson.ca

Phone: (403) 233-0464
Fax: (403) 266-2606

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at March 31, 2006 nor the unaudited interim statements of operations and cash flows and unaudited interim schedule of mineral properties for the three and six month periods ended March 31, 2006 and March 31, 2005.

MANSON CREEK RESOURCES LTD.
BALANCE SHEETS
(Unaudited - prepared by management)

		March 31 2006		September 30 2005
ASSETS				
CURRENT				
Cash and cash equivalents	$	**378,570**	$	538,287
Accounts receivable		**22,922**		23,009
Due from related parties Note 4		**11,774**		-
Prepaids		**14,653**		13,777
		427,919		575,073
INVESTMENTS AND OTHER ASSETS Note 2		**14,000**		42,653
MINERAL PROPERTIES AND EQUIPMENT Schedule		**747,500**		682,874
	$	**1,189,419**	$	1,300,600
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**6,947**	$	26,559
Due to related parties Note 4		**20,670**		24,257
Asset retirement obligation		**14,534**		15,000
		42,151		65,816
FUTURE INCOME TAXES		**15,000**		-
		57,151		65,816
SHAREHOLDERS' EQUITY				
CAPITAL STOCK note 3				
Issued: 23,864,775 common shares, (Sept.30,2005 - 23,734,775)		**7,618,902**		7,651,822
CONTRIBUTED SURPLUS Note 3		**519,954**		521,334
DEFICIT		**(7,006,588)**		(6,938,372)
		1,132,268		1,234,784
	$	**1,189,419**	$	1,300,600

Commitments note 5

Approved by the Board of Directors:

"R. Chernish" Director

"J.P.Jutras" Director

See accompanying notes to the financial statements

MANSON CREEK RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended March 31		Six months ended March 31	
	2006	2005	**2006**	2005
REVENUE				
Interest and other	$ **3,616**	$ 1,134	$ **6,090**	$ 2,039
EXPENSES				
General and administrative	**49,166**	34,439	**81,941**	53,813
Reporting to shareholders	**21,703**	5,201	**21,703**	5,201
Professional fees	**2,793**	1,488	**3,549**	6,765
Stock exchange and transfer agent fees	**3,981**	1,825	**7,029**	3,749
Amortization of capital assets	**600**	789	**2,406**	1,577
	78,243	43,742	**116,628**	71,105
LOSS BEFORE THE UNDERNOTED	**(74,627)**	(42,608)	**(110,538)**	(69,066)
Gain on sale of investments	**6,322**	-	**6,322**	-
Write-down of mineral properties	**-**	(3,125)	**-**	(536,270)
LOSS BEFORE INCOME TAX RECOVERY	**(68,305)**	(45,733)	**(104,216)**	(605,336)
Future income tax recovery	**22,000**	-	**36,000**	-
NET LOSS	**(46,305)**	(45,733)	**(68,216)**	(605,336)
DEFICIT, beginning of period	**(6,960,283)**	(6,487,169)	**(6,938,372)**	(5,927,566)
DEFICIT, end of period	$ **(7,006,588)**	$ (6,532,902)	$ **(7,006,588)**	$ (6,532,902)
LOSS PER SHARE				
-basic and diluted	$ **0.00**	$ 0.00	$ **0.00**	$ (0.03)
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and diluted	**23,864,775**	18,448,817	**23,838,676**	17,429,067

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three months ended March 31		Six months ended March 31	
	2006	2005	**2006**	2005
Increase (decrease) in cash and cash equivalents				
OPERATING ACTIVITIES				
Interest and other income received	$ **3,617**	$ 1,135	$ **6,090**	$ 2,039
Cash operating expenses	**(98,197)**	(56,123)	**(132,492)**	(85,429)
	(94,580)	(54,988)	**(126,402)**	(83,390)
FINANCING ACTIVITIES				
Exploration incentives received	-	4,901	-	4,901
Private placement proceeds	-	750,000	-	750,000
Share issue costs	-	(26,280)	-	(26,280)
Options and warrants exercised	-	81,840	**4,200**	81,840
	-	810,461	**4,200**	810,461
INVESTING ACTIVITIES				
Proceeds on sale of investments	**28,734**	-	**28,734**	-
Mineral property additions	**(17,032)**	(10,301)	**(66,249)**	(14,841)
	11,702	(10,301)	**(37,515)**	(14,841)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(82,878)**	745,172	**(159,717)**	712,230
CASH AND CASH EQUIVALENTS:				
Beginning of period	**461,448**	155,755	**538,287**	188,697
End of period	$ **378,570**	$ 900,927	$ **378,570**	$ 900,927

Supplementary Information:
Interest and taxes
Cash was not expended on interest or taxes during the respective periods ended March 31, 2006 and March 31, 2005.

Non-cash transacations
During the six months ended March 31, 2006 the Company issued 100,000 of its common shares, valued at $12,500, pursuant to option agreements to acquire interests in the Cuprum, Palomino and Meridian properties.
The acquisition costs were valued using the closing share price on the transaction date.

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE SIX MONTHS ENDED MARCH 31, 2006 AND MARCH 31, 2005
(Unaudited - prepared by management)

2006		Yukon		British Columbia			
Exploration and development expenditures:	**Total**	**Tanner**	**Cuprum**	**CR Property**	**Palomino**	**Meridian**	**Gillman**
Balance September 30, 2005	$ 602,965	$ 232,343	$ 40,634	$ 326,181	$ 3,807	$ -	-
Geological consulting	30,949	5,765	4,993	5,717	3,757	9,945	772
Geochemical analysis	871	-	-	-	-	871	-
Yukon mineral exploration tax credit	(10,538)	(2,337)	(8,201)	-	-	-	-
Field costs	3,491	341	394	184	151	2,393	28
Balance March 31, 2006	627,738	236,112	37,820	332,082	7,715	13,209	800
Property acquisition costs:							
Balance September 30, 2005	69,173	25,610	5,000	38,563	-	-	-
Costs incurred	42,259	575	11,281	-	9,653	10,750	10,000
Balance March 31, 2006	111,432	26,185	16,281	38,563	9,653	10,750	10,000
Total mineral properties March 31, 2006	$ 739,170	$ 262,297	$ 54,101	$ 370,645	$ 17,368	$ 23,959	10,800
Equipment	23,115						
Accumulated depreciation	(14,785)						
Total mineral properties and equipment March 31, 2006	$ 747,500						

2005		Yukon			British Columbia	
Exploration and development expenditures:	**Total**	**NAD**	**Tanner**	**JRS**	**CR Property**	**Other**
Balance September 30, 2004	$ 997,982	$ 510,144	$ 207,850	$ 202,651	$ 77,337	$ -
Geological consulting	7,078	-	887	-	6,191	-
Geochemical analysis	4,571	-	219	-	4,352	-
Asset retirement obligation Note1	20,000	-	10,000	10,000	-	-
Exploration incentives	(4,901)	-	(4,901)	-	-	-
Mineral property write-offs	(510,144)	(510,144)	-	-	-	-
Balance March 31, 2005	514,586	-	214,055	212,651	87,880	-
Property acquisition costs:						
Balance September 30, 2004	61,750	23,000	25,190	885	12,675	-
Costs incurred	6,378	-	-	-	3,252	3,126
Mineral property write-offs	(26,126)	(23,000)	-	-	-	(3,126)
Balance March 31, 2005	42,002	-	25,190	885	15,927	-
Total mineral properties March 31, 2005	$ 556,588	$ -	$ 239,245	$ 213,536	$ 103,807	$ -
Equipment	18,558					
Accumulated depreciation	(9,660)					
Total mineral properties and equipment March 31, 2005	$ 565,486					

See accompanying notes to the financial statements

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2006
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation and continuance of operations

These unaudited interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2005. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Management has estimated that the Company will have adequate funds from existing working capital, including the proceeds of the private placement, (note 6), that was undertaken subsequent to period end, to finance its current year's administrative requirements and exploration plans. Subsequent exploration programs will require the Company to undertake additional equity financings.

2. Investments and other assets

	March 31, 2006	September 30, 2005
Investments (fair value September 30, 2005 - $30,000)	$ -	$22,412
Mineral exploration deposit	14,000	14,000
Non-current prepaid expenses	-	6,241
	$14,000	$42,653

3. Capital Stock and Contributed Surplus

a) Issued

	Number of Shares	Capital Stock	Contributed Surplus
Balance September 30, 2005	23,734,775	$7,651,822	$ 521,334
Issued pursuant to property acquisitions	100,000	12,500	-
Warrants exercised	30,000	5,580	(1,380)
Tax effect of property expenditures renounced in the period	-	(51,000)	-
Balance March 31, 2006	**23,864,775**	**$7,618,902**	**$ 519,954**

During the six months ended March 31, 2006, the Company issued 50,000 shares pursuant to the Cuprum, Yukon mineral property acquisition and 25,000 shares for each of the Palomino and Meridian, British Columbia mineral property acquisitions. The acquisition costs were valued using the market price of the Company's shares on the issue date.

Exploration expenditures aggregating $150,000 were renounced to flow-through share investors on December 31, 2005. The $51,000 tax value associated with these resource expenditures reduced capital stock and was recognized as future income taxes payable. As the Company has unrecognized future tax assets, this liability will be extinguished as losses are incurred through the recognition of a future tax recovery in the statement of operations.

b) Stock options and warrants

i) Stock options

The Company has an option plan, (the Plan), that authorizes reserving for issuance up to 10% of the issued and outstanding common shares. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.

No options were cancelled, none granted and none exercised during the six months ended March 31, 2006. The following summarizes outstanding options, including expiries, at March 31, 2006, all of which vested immediately upon granting:

Number of options	Price	Expiry date
831,600	$0.10	July 19, 2006
385,000	$0.11	May 29, 2007
875,000	$0.16	May 12, 2010
2,091,600		

Subsequent to March 31, 2006, the Company granted stock options to a new director to acquire 100,000 common shares at $0.14 per share to April 26, 2011.

ii) Warrants

Warrant transactions during the six months ended March 31, 2006 and balances as at March 31, 2006 are summarized below:

	Number of warrants	Price	Expiry date
Balance September 30, 2005	6,525,973	$0.14	March 7, 2007
Exercised	(30,000)	$0.14	
Balance March 31, 2006	**6,495,973**	$0.14	March 7, 2007

Subsequent to period-end warrants were exercised to acquire 136,364 common shares for total consideration of $19,091.

4. Related Party Transactions

During the six months ended March 31, 2006, the Company billed companies related by virtue of certain common officers and directors $20,000 for their share of base office lease costs and $28,000 for their share of lease operating and office expenses. Related party receivables pertain to the portion of these charges that were unpaid at period end.

A company related by virtue of a common officer and a common director billed the Company for its share of certain general and administrative costs and allocated secretarial salaries. The total billed for the six months ended March 31, 2006 was $11,000. Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the six months ended March 31, 2006 was $62,000, $29,000 of which was directly related to, and capitalized to mineral property exploration costs. Related party payables at the respective period ends related to a portion of these administrative and consulting charges plus goods and services taxes thereon.

Related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

5. Commitments

Office Lease

The company has base office lease commitments in the following amounts for the fiscal years ended September 30:

2006	$26,800
2007	$13,400

The Company is also committed to pay lease operating costs that vary from year to year, but are expected to aggregate approximately $24,000 during the remainder of fiscal 2006. The Company subleases office space to three companies, related by virtue of certain common officers and directors that, in aggregate, contribute 75% of the aforementioned lease amounts as well as 75% of lease operating costs.

Drilling Contract

Subsequent to period-end the Company entered into a drilling contract with a third party diamond drilling company pursuant to which the Company must pay for a minimum of 1,500 meters of drilling with an estimated cost, including mobilization and demobilization, of $120,000.

Mineral Properties

CR Property

During the year ended September 30, 2004, the Company entered into an agreement with an unrelated vendor to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that the Company make the following cash payments and issue common shares in order to acquire the property as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June30,2004(paid/issued)	5,000	50,000
June30,2005(paid/issued)	15,000	50,000
June 30, 2006	15,000	100,000
June 30, 2007	15,000	100,000
June 30, 2008	20,000	125,000
June 30, 2009	20,000	150,000
Total	$92,500	575,000

The Company may acquire 1.0% of the vendor's retained 1.5% Net Smelter Return in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by the Company without the requirement to issue shares or make payments specified in the agreement that pertain to the period after termination.

5. Commitments (continued)

Mineral Properties

Palomino property

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated vendor to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that the Company make the following cash payments and issue common shares in order to acquire a 100% interest in the property, subject to a 1.5% Net Smelter interest retained by the vendor, as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 1,000	-
November 30, 2005 (paid/issued)	5,000	25,000
November 30, 2006	10,000	75,000
November 30, 2007	15,000	75,000
November 30, 2008	15,000	100,000
November 30, 2009	20,000	150,000
Total	$66,000	425,000

Upon completion of the acquisition, the Company may acquire 1.0% of the vendor's retained 1.5% net smelter returns royalty in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by the Company without the requirement to issue shares or make payments specified in the agreement that pertain to the period after termination.

Meridian property

During the six months ended March 31, 2006, the Company entered into an agreement with an unrelated vendor to acquire a 100% interest in 12 prospective gold/silver mineral tenures aggregating 675 hectares in the Revelstoke mining district in eastern British Columbia. The Company is committed to the following payment schedule if it chooses to acquire 100% of the claims:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
November 30, 2005 (paid/issued)	5,000	25,000
November 30, 2006	10,000	75,000
November 30, 2007	20,000	100,000
November 30, 2008	20,000	125,000
November 30, 2009	30,000	150,000
Total	$87,500	475,000

Upon completion of the acquisition, the Company may acquire 1.5% of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. The Company may terminate the purchase agreement at any time without being obligated to make future payments provided that proper notice is given and the property is in good standing with at least $5,200 of unutilized assessment work credits in place at that time.

Gillman property

During the six months ended March 31, 2006, the Company entered into an agreement with an unrelated vendor to acquire twelve mineral claims totaling 1,179 hectares, 45 kilometers southeast of Revelstoke, British Columbia. The Company can acquire a 100% interest in the property, subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $95,000 cash and 475,000 of its capital stock as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 10,000	-
November 30, 2006	5,000	25,000
November 30, 2007	10,000	75,000
November 30, 2008	20,000	100,000
November 30, 2009	20,000	125,000
November 30, 2010	30,000	150,000
Total	$ 95,000	475,000

Upon completion of the acquisition, the Company may acquire 1.5% of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. The Company may terminate the purchase agreement at any time without being obligated to make future payments.

5. Commitments (continued)
Mineral Properties
Cuprum Property
During the year ended September 30, 2005, the Company entered into an agreement with an unrelated vendor to acquire ten staked claims located 50 kilometers north of Whitehorse, Yukon. The Company can acquire a 100% interest in the property, subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $75,000 cash and 450,000 of its capital stock as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 5,000	-
October 31, 2005(paid/issued)	5,000	50,000
October 31, 2006	15,000	50,000
October 31, 2007	15,000	100,000
October 31, 2008	15,000	100,000
October 31, 2009	20,000	150,000
Total	$ 75,000	450,000

The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be responsible for any payments due after the termination date.

6. *Subsequent Event*
On April 17, 2006 the Company closed a non-brokered private placement of 2,500,000 units at $0.17 per unit for gross proceeds of $425,000. Each unit was comprised of one flow-through share and one warrant to acquire one flow-through share to April 17, 2008 at a price of $0.20 per share. Pursuant to the issue of these flow-through shares and flow-through shares that would be issued upon exercise of the warrants, the Company will be required to renounce to the flow-through share investors certain tax deductions associated with mineral exploration costs incurred. The cash received through this private placement is restricted to the incurrence of qualifying Canadian exploration expenditures.

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED MARCH 31, 2006

The information included in this document should be read in conjunction with the unaudited financial statements for the six months ended March 31, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 18, 2006. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Yukon

The minerals of interest in the Yukon region are copper, gold, silver, lead and zinc.

a) Cuprum

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated corporation to acquire 10 staked claims located 50 kilometers north of Whitehorse, Yukon, having ATV access from the highway located 11 kilometers away. The prospective mineralization is primarily copper, silver and zinc, associated with skarns reported to be 9 to 30 meters wide that are outlined in outcrop for 750 meters. The prospect has not been extensively documented as it has primarily been explored by individual prospectors since 1953.

In order to acquire the property the Company must make staged payments aggregating $75,000, (paid $10,000 to date), and issue 450,000, (issued 50,000 to date), of the Company's common shares over a five year period. Once the final payment is made in October, 2009, the Company will own a 100% interest in the property subject to a 2.0% NSR, (net smelter returns), royalty of which 1.5% could be purchased at the discretion of the Company for $1,500,000.

The assays received from the soil samples taken in fiscal 2005 have outlined numerous anomalous mineralized areas on the property that have helped to highlight areas that the Company will revisit in fiscal 2006. The proposed program for the summer of 2006, with an approximate budget of $20,000, encompasses a magnetic and geochemical survey to follow-up on the anomalies outlined in 2005. (see 19) Cautionary Statements re forward looking statements) The Company has received approval for a Yukon Mineral Exploration grant to fund up to 50% of the cost of this exploration program to an overall maximum of $20,000.

2) Mineral Properties

Yukon

b) Tanner

The Company acquired 8 claims located in the Mayo mining district pursuant to an acquisition agreement dated June 18, 2001. The vendor has retained a 2% standard Net Profits Interest in the property which may be purchased by the Company for $600,000. The Company has staked an additional 106 claims in the area.

Results of the Company's 2005 exploration program, the recent favorable commodities markets, and the recent activity by other exploration companies on nearby properties, all demonstrate the potential of the property. During the upcoming exploration season in the summer of 2006, the Company will continue to spend the funds required to maintain the key areas of the claim block. During fiscal 2006 the Company will investigate opportunities to interest joint venture partners in an expanded 2006 and/or future exploration program.

This summer the Company will complete the clean-up at its camp, including removal of used fuel drums, with an estimated budget of $12,000 - $15,000. These expenditures have been accrued as current site restoration costs. (see 19) Cautionary Statements re forward looking statements)

British Columbia

a) CR

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Ominica Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $22,500 to March 31, 2006), and issue 575,000 common shares, (issued 100,000 to March 31, 2006), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which may be purchased by the Company for $1,000,000.

The property consists of 3 recorded claims totaling approximately 1,700 hectares. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry zone, and the North Porphyry-Breccia zone.
The Company was encouraged by the results of its first phase of surface exploration in fiscal 2004. The program confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high priority exploration target.

During the summer 2005 exploration program, the Company collected approximately 148 soil samples on infill lines to further delineate anomalies identified in the 2004 summer program. The assay results were in line with the 2004 samples and confirmed the anomaly size and shape. Further, the Company undertook a drilling program to test historical intercepts and to attempt to extend known mineralization by drill testing the soil anomaly located on the west side of the fault at the south zone. The work completed to date; mapping, trenching and diamond drilling, has outlined a mineralized porphyry system that is 900 meters in strike length by 100 to 180 meters in width.

The preliminary plan for 2006 includes an IP geophysical survey with a budget of approximately $11,000. (see 19) Cautionary Statements re forward looking statements)

b) Palomino

During the year ended September 30, 2005, the Company entered into an agreement to acquire the Palomino property situated in the Omineca Mining District of British Columbia. The property is comprised of five mineral claims totaling 2,174 hectares. In order for the Company to acquire a 100% interest in the property, subject to a 1.5% net smelter returns royalty, it must make staged payments aggregating $66,000, (paid $6,000 to date), and issue 425,000, (issued 25,000 to date), of the Company's common shares over a five year period. The Company may purchase 1.0% of the vendor's 1.5% net smelter returns royalty for $1,000,000 upon completing the transaction.

2) *Mineral Properties*

British Columbia

b) Palomino (continued)

The property is a grass roots prospect that contains many previously unknown zones that have received little exploration. The property is primarily a copper target that has a strong gold showing in the immediate area. There is an association with magnetite and chalcopyrite in select hand samples and core from drill hole #1, (a drill hole undertaken by the vendor prior to acquisition), and management believes that this could be the source rock that is at the large magnetic anomaly on the property. Historical sampling results date back to 1927 and included samples assaying 42.5 grams per tonne gold, 171.4 grams per tonne silver, and 9.4 percent copper. Management's tentative plans for 2006 include an IP geophysical survey, prospecting, and drilling of the magnetic target. The approximate cost of this two-phase program is $67,000, ($18,000 for the IP geophysical survey and prospecting and $49,000 for the drilling program). (see 19) Cautionary Statements re forward looking statements)

c) Meridian

During the six months ended March 31, 2006 the Company entered into an agreement to acquire 100% of the Meridian property, subject to a 2.0% net smelter interest, by making staged payments over five years aggregating $87,500, (paid $7,500 to date), and issuing 475,000, (issued 25,000 date), of the Company's common shares.

The Company has performed the due diligence visit, and has confirmed to the vendor that the Company will go ahead with the acquisition. In the course of the due diligence visit, a number of samples were taken, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings.

Mine dump samples ranged from 0.53 to 90.6 grams per tonne gold and 0.20 to 563 grams per tonne silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits assayed 46.6 grams per tonne gold and 24.7 grams per tonne silver over a length of 10 meters. The Company is encouraged by these sampling results and is proposing a two-stage diamond drill program with a tentative budget of $291,000. (see 19) Cautionary Statements re forward looking statements)

d) Gillman

During the six months ended March 31, 2006 the Company entered into an agreement to acquire 100% of the Gillman property, subject to a 2.0% net smelter interest, by making staged payments over five years aggregating $95,000, (paid $10,000 to date), and issuing 475,000, of the Company's common shares.

The property consists of contiguous mineral tenures aggregating 1,179 hectares. The claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives the Company exposure to over 1,800 hectares of very favourable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead and zinc.

An early stage estimate of 2006 exploration expenditures is in the range of $30,000 to $50,000 to be spent on soil sampling and regional geochemistry. (see 19) Cautionary Statements re forward looking statements)

3) Operating Results

Six months ended March 31, 2006 compared to six months ended March 31, 2005

A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005	Variance (negative) positive
Revenue			
Interest and other	$ 6,090	$ 2,039	$ 4,051
Expenses			
General and administrative	81,941	53,813	(28,128)
Reporting to shareholders	21,703	5,201	(16,502)
Professional fees	3,549	6,765	3,216
Other	9,435	5,326	(4,109)
Loss before write-down	(110,538)	(69,066)	(41,472)
Gain on sale of investments	6,322	-	6,322
Write-down of mineral property	-	(536,270)	536,270
Future Income tax recovery	36,000	-	36,000
Net loss	$ (68,216)	$(605,336)	$ 537,120

The decreased write-off of mineral property costs of $536,000 was the primary contributor to the decreased loss. The prior period write-off pertained to NAD, Yukon as management determined that it was unlikely that further exploration would be undertaken on this property, even though certain of the claims continued to be in good standing. There were no properties written-off during the current period.

The increase in general and administrative expenses of $28,000 pertained primarily to activities directed at increasing the Company's profile and investor awareness. The Company invested $5,000 in upgrading their website. The President of the Company attended the 2006 Mineral Exploration Round-up in Vancouver and presented at an investment conference while there. Preparation and attendance time resulted in an increase in administrative costs of approximately $5,000. Time spent investigating new mineral property acquisitions also increased the administrative burden. There were costs associated with maintaining a booth at the Round-up and travel costs associated therewith. This resulted in an increase of $8,000 in promotion costs over the comparative period.

Reporting to Shareholder costs increased substantially. There was a significant increase in the number of registered shareholders prior to the distribution of annual reports and proxy circulars. During November, 2005, CDG Investments Inc. distributed a significant portion of its 25% investment in the Company to CDG shareholders, resulting in an increase in the number of Manson Creek shareholders. Consequently printing and mailing costs increased substantially.

During the six months ended March 31, 2006, the Company sold its investment in Prism Resources Ltd. for a gain of $6,000. The investment had been received pursuant to a property option agreement. The future income tax recovery pertains to the draw-down of future taxes that were booked as a result of the renunciation of flow-through expenditures to investors during the current period. The Company has unrecognized future income tax recoveries that are being recognized as losses are incurred, to reduce the future tax provision associated with the renunciation.

The following summarizes the components of professional fees included in the statement of earnings:

	Six months ended March 31, 2006	Six months ended March 31, 2005
Legal and filing fees	$ 2,249	$ 1,015
Audit fees	1,300	5,750
Total	$ 3,549	$ 6,765

3) Operating Results

Six months ended March 31, 2006 compared to six months ended March 31, 2005 (Continued)

The decrease in audit fees is attributable to the change in the timing of recording audit fees. The Company had simply recorded fees in the invoice period in the past due to their immateriality. During the year ended September 30, 2005, the Company began to accrue the audit fees relating to the audit of that fiscal period.

Three months ended March 31, 2006 compared to three months ended March 31, 2005

General and administrative costs increased approximately $15,000 over the comparative three month period. The most significant contributor to the increase was time spent by the President investigating new properties, arranging a flow-through financing and attending promotional events.

Reporting to shareholder costs increased by $17,000 for the reason discussed in the six month comparative above. The income tax recovery in the current three month period of $22,000, ($Nil – three months ended March 31, 2005), pertains to the draw-down of future taxes that were booked as a result of the renunciation of flow-through expenditures to investors during the current period. The Company has unrecognized future income tax recoveries that are being recognized as losses are incurred, to reduce the future tax provision associated with the renunciation. The current period's gain on sale of investments of $6,000 is discussed above in the six month comparative.

4) Liquidity and Capital Resources

The Company's working capital position at March 31, 2006 was $386,000, (September 30, 2005 - $509,000). The Company expended $66,000, on mineral property exploration during the six months ended March 31, 2006, ($15,000 – six months ended March 31, 2005) and $126,000 on operations during the six months ended March 31, 2006, ($83,000 – six months ended March 31, 2005). The Company expended significantly less on mineral exploration in the comparative period due to dwindling cash resources in the period leading up to the private placement that was completed in early March, 2005. The increase in cash expenditures on operations coincides with increased operating expenses discussed above.

The decrease in accounts payable from September 30, 2005 to March 31, 2006, related to the timing of mineral exploration expenditures. The Company had experienced significant activity in the last quarter of fiscal 2005 associated with the summer programs when exploration traditionally takes place. As a result there were greater exploration-related payables at September 30, 2005.

The Company received $4,200 during the six months ended March 31, 2006 upon the exercise of warrants to acquire 30,000 common shares at $0.14 per share. Further, proceeds on the sale of Prism Resources Ltd. shares contributed $29,000 to the treasury.

5) Contractual Obligations

The Company has office base rent obligations, (see note 5 to financial statements), of $26,800 for the remainder of fiscal 2006 and $13,400 for fiscal 2007. Related companies are obligated, pursuant to sublease agreements, to reimburse the Company for 75% of these costs.

As at March 31, 2006, aggregate unpaid mineral property cash payments and share issuances, by fiscal year required to complete the acquisitions of the CR, Cuprum, Palomino, Meridian and Gillman properties are as follows:

Fiscal year of payment	Cash	Common Shares
2006	$ 15,000	100,000
2007	$ 55,000	325,000
2008	$ 80,000	475,000
2009	$ 90,000	575,000
2010	$ 90,000	575,000
2011	$ 30,000	150,000
Total	$360,000	2,200,000

5) Contractual Obligations (Continued)

The Company can choose to terminate any of these agreements at any time without a requirement for further cash and share payments.

Subsequent to period-end the Company entered into a drilling contract with a third party diamond drilling company pursuant to which the Company must pay for a minimum of 1,500 meters of drilling with an estimated cost, including mobilization and demobilization, of $120,000.

6) Financing

On March 8, 2005, the Company closed a non-brokered private placement for gross proceeds of $750,000. The Company issued 5,454,545 non-flow-through units at $0.11 per unit and 1,071,428 flow-through units at $0.14 per unit. Each of the 5,454,545 units was comprised of one common share and one purchase warrant that may be exercised at $0.14 to March 7, 2007 to acquire one common share. Each of the 1,071,428 flow-through units was comprised of one flow-through common share and one non-flow-through warrant that may be exercised at $0.14 to March 7, 2007 to acquire one common share. The proceeds of the private placement were earmarked to undertake a drill program on the CR property in British Columbia, to evaluate new mineral prospects and for working capital purposes.

Subsequent to March 31, 2006, the Company completed a $425,000 non-brokered private placement flow-through financing. The financing consisted of 2,500,000 units issued at $0.17 per unit. Each unit was comprised of one flow-through share and one warrant to acquire one flow-through share at $0.20 per share to April 17, 2008. This financing will ensure that the Company has sufficient funds for the planned 2006 exploration program, virtually all of which will be funded by the flow-through share proceeds, and for the current year's general and administrative requirements. Should the warrants be exercised, such proceeds will fund future exploration. (see 19) Cautionary Statements re forward looking statements).

7) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	**2005**	**2004**	**2003**
Financial Results			
Interest and other income	$ 10,324	$ 5,801	$ 6,799
Net Loss	$ (1,010,806)	$ (120,881)	$ (440,693)
Basic and diluted loss per share	$(0.05)	$ (0.01)	$(0.03)
Financial Position			
Working capital	$ 509,257	$ 175,809	$ 316,206
Total assets	$ 1,300,600	$ 1,322,593	$ 1,348,994
Share Capital	$ 7,651,822	$ 7,104,199	$ 7,019,199
Contributed Surplus	$ 521,334	$ 111,334	$ 91,334
Deficit	$(6,938,372)	$ (5,927,566)	$ (5,806,685)

The large loss in fiscal 2005 was primarily attributable to the write-off of mineral properties aggregating $728,000 and the recording of stock option compensation expense of $130,000. Fiscal 2003 loss was significantly greater than that of 2004 primarily because of $333,000 of mineral property write-offs in 2003, ($16,000 – 2004).

8) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	March 31 2005	Dec. 31 2004	Sept. .30 2004	June 30 2004
Interest & Other	$ 3,616	$ 2,473	$ 4,777	$ 3,509	$1,134	$ 904	$1,203	$ 929
Net loss before mineral property write-offs and property proceeds	(68,305)	(35,911)	$ (48,181)	$(165,456)	$(42,608)	$ (26,458)	$(25,825)	$ (18,300)
Mineral property (write-offs) net of proceeds in excess of carrying cost	-	-	$(191,833)	$ -	$(3,125)	$(533,145)	$ (8,248)	$ (7,708)
Net Loss before tax	(68,305)	(35,911)	$(240,014)	$(165,456)	$(45,733)	$(559,603)	$(34,073)	$ (26,008)
Future income tax recovery	22,000	14,000	-	-	-	-	-	-
Net Loss	(46,305)	(21,911)	$(240,014)	$(165,456)	$(45,733)	$(559,603)	$(34,073)	$ (26,008)
Basic and diluted loss per share	$0.00	$ 0.00	$ (0.01)	$ (0.01)	$ 0.00	$ (0.03)	$ (0.01)	$ 0.00

The significant loss in the quarter ended June 30, 2005 is primarily attributable to stock-based compensation expense of $130,000 being recorded in the period that stock options were granted. This is a non-cash charge. Interest revenue varies with the amount of invested cash and interest rates. The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses. General and administrative expenses are higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods.

9) Directors and Officers

Regan Chernish	Director and President
Jean Pierre Jutras	Director and Vice-President
Doug Porter	Director
Shane Ebert	Director
Doug Bryan	Director
Shari Difley	Chief Financial Officer
Barbara O'Neill	Corporate Secretary

10) Management Remuneration

The President, Vice-President and Chief Financial Officer bill the Company through their majority-owned companies or individually for number of days or hours worked. Their rates and aggregate billings for the six months ended March 31, 2006 are as follows:

Officer and position	Rate	Billings for the six months ended March 31, 2006
Mr. Chernish, President	$475 per day	$ 52,400
Mr. Jutras, Vice-President	$400 per day	$ -
Ms. Difley, Chief Financial Officer	$ 60 per hour	$ 7,400

Ms. O'Neill is employed by a related corporation. The related corporation bills the Company quarterly for the Company's share of her salary, based on time devoted to Company business. Ms. O'Neill's salary billed for the six months ended March 31, 2006 aggregated $3,100.

Directors are not remunerated in cash for fulfilling their directorial duties; however they receive stock options in recognition of their service. Mr. Bryan, a director, received $2,250 during the period for geological services provided to the Company.

11) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the six months ended March 31, 2006:

i) received or accrued $20,000 from corporations related by virtue of common officers and directors for rent of shared office space and $28,000 for lease operating and office costs.

ii) paid or accrued $62,000 for consulting fees charged by officers and directors or their companies on a per diem basis for geological, (geological billings for work specifically related to a mineral property is capitalized to that property), accounting and administrative services provided.

iii) paid or accrued to a corporation that was formerly a significant shareholder and is related by virtue of a common officer $11,000 for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

12) Exploration Expenditures

Refer to the Schedule to the financial statements for expenditures incurred during the period on the various properties.

13) Capital Stock and Contributed Surplus

a) Authorized and Issued

Authorized: Unlimited number of voting common shares
Unlimited number of Class A preferred shares, issuable in series
Unlimited number of Class B preferred shares, issuable in series

See note 3 to the financial statements. Capital stock issued between March 31, 2006 and May 18, 2006 is summarized as follows:

	Number of Shares	Capital Stock	Contributed Surplus
Balance March 31, 2006	**23,864,775**	**$7,618,902**	**$ 519,954**
Issued pursuant to private placement(net of costs of $2,625)	2,500,000	377,375	45,000
Exercise of warrants	136,364	25,364	(6,273)
Balance May 18, 2006	**26,501,139**	**$8,021,641**	**$ 558,681**

On April 17, 2006 the Company closed a non-brokered private placement of 2,500,000 units at $0.17 per unit for gross proceeds of $425,000. Each unit was comprised of one flow-through share and one warrant to acquire one flow-through share to April 17, 2008 at a price of $0.20 per share. The warrants were valued at $45,000, which amount is included in contributed surplus above. In valuing the warrants the Company utilized the Black Scholes Option Pricing Model assuming volatility of 49.6%, a risk-free interest rate of 4.08%, a one year warrant life, and a 0% dividend rate.

Pursuant to the issue of these flow-through shares and flow-through shares that would be issued upon exercise of the warrants, the Company will be required to renounce to the flow-through share investors certain tax deductions associated with mineral exploration costs incurred. The tax effect of this renunciation will be recognized in the period in which expenditures are renounced.

Subsequent to period-end warrants were exercised at $0.14 per share to acquire 136,364 common shares. The value assigned to the warrants of $6,273 has been relieved from the surplus account and included with the cash proceeds of $19,091 to increase capital stock by $25,364.

b) Stock Options and Warrants

i) Options

No options were cancelled or exercised during the period from March 31, 2006 to May 18, 2006. On April 27, 2006, options to acquire 100,000 common shares were granted to Douglas Porter in recognition of his appointment as a director and audit committee member of the Company. The options may be exercised at $0.14 per share to April 26, 2011.

13) Capital Stock and Contributed Surplus (Continued)

ii) Warrants

During the period from March 31, 2006 to May 18, 2006 warrants were exercised to acquire 136,364 common shares as described in 13 (a) above. At May 18, 2006, 6,359,609 warrants were outstanding exercisable at $0.14 per share to March 7, 2007. Pursuant to the private placement described in 13(a) above, warrants were issued that may be exercised to acquire 2,500,000 flow-through shares to April 17, 2008 at a price of $0.20 per share, all of which were outstanding at May 18, 2006.

14) Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the six months ended March 31, 2006. The Company does not employ a dedicated "investor relations" individual or firm.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. Preliminary plans include drilling on Meridian, IP surveys for Palomino and CR, magnetic and geochemical surveying on Cuprum, soil sampling and regional geochemical work on Gillman and drilling on Palomino, as well as identifying possible new projects. In addition, the Company will undertake the final removal of fuel drums and other field supplies from their Yukon properties. (see 19) Cautionary Statements re forward looking statements).

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, and lack of operating cash flow. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

There were no new accounting policies adopted during the current period.

19) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. While the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise, it will endeavor to revise information in subsequent Management's Discussion and Analysis documents as circumstances change.

20) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as of March 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

21) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.